April 8, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:	Arma Services, Inc. Registration Statement on Form S-1 Filed March 2, 2015 File No. 333-202398

Dear Ms. Long:

This letter sets forth the responses of Arma Services, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of November 23, 2015. Each numbered paragraph below responds to the comment having the same number in the November 23, 2015 comment letter.

Dilution of the Price You Pay For Your Shares, page 11

1.	We have read your revision related to comment 4, in our letter dated August 18, 2015. It is not clear how you have calculated the increase in the net tangible book value per share. Net tangible book value after offering per share and Dilution to investors per share, under all four level of proceeds. In this regards, it does not appear that your calculations included the offering expenses of $11,0337. Please revise to correct these numbers as of the most resent balance sheet date and also ensure that any textual disclosures accompanying such revisions are appropriate, including the risk factor on page 7.

In response to the Staff’s comment, the Company has revised its Dilution disclosures and the risk factor on page 7 accordingly.

Consent

2.	Please have your auditors provide an updated consent in your next amendment.

In response to the Staff’s request, the Company has now filed an updated consent.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sergey Gandin
Sergey Gandin President and Principal Executive Officer Arma Services, Inc